March 31, 2006

David E. Quint
Bayview Financial Securities Company, LLC
4425 Ponce de Leon Boulevard, 4th Floor
Coral Gables, Florida 33146

Re:	Bayview Financial Securities Company, LLC
	Amendment No. 1 to the Registration Statement on Form S-3
	Filed March 21, 2006
      File No. 333-131460

Dear Mr. Quint,

      We have limited our review of your filing for compliance with
Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to the base prospectuses and the supplements should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

Prospectus Supplements

Underwriting Guidelines, page S-37

1. We note your response to prior comment 8. Please provide examples of exceptions to the underwriting guidelines to the extent material.

Static Pool Information, page S-47

2. Please note static pool information will be deemed to be a part of the prospectus except for the limitations provided under Item
1105(d)
of Regulation AB.  Please revise your disclosure accordingly.

Annex A - Certain Characteristics of the Mortgage Loans, S-A-1

3. We note your response to prior comment 11. However, we note three prospectus supplements where you contemplate including loans secured by commercial properties. In these prospectus supplements, provide the pool characteristics in a tabular format in response to Item 1111(b)(9)(i) of Regulation AB.


Base Prospectus

The Trusts and the Trust Assets, page 39

4. We note your response to prior comment 14. However, it is not clear how the Primary Asset that contains a retained interest would be structured. For example, when and how are the characteristics of the original mortgage loan changed into two separate assets? If a portion of the mortgage loan is retained, how would this qualify as a true sale? When would the holder of the retained interest receive interest payments on its retained interest and which transaction party would be the source of these interest payments?

Servicing, page 77

5. We note your response to prior comment 15. However, disclosure required under Item 1108(b)(3) of Regulation AB is not limited to material changes made outside of the scope of ordinary business decisions. Please revise your disclosure to briefly explain any material changes to the servicer`s policies or procedures.

Other Purchases of Securities, page 83
Other Purchases or Redemption, page 84

6. We note your response to prior comment 17. However, you continue to disclose that the securities may be purchased by another designated entity, including holders of another class of securities. As such, we reissue prior comment 17.



Loan Purchase Obligation, page 93

7. We note your response to prior comment 20. Please add to your disclosure the example you provided in your response of when this type of credit enhancement may be included in a mortgage-backed transaction.

Derivatives, page 97

8. We note your response to prior comment 22, but reissue the comment.
Your response does not appear to address our request for a thorough explanation as to how the credit default swap would actually function in accordance with our guidance. If you choose to include this form of derivatives, you should provide a more comprehensive and detailed analysis on how the proposed credit default swap will protect against defaults and losses on mortgage loans or other assets included in the trust or allocated to a class of offered securities. How will they operate? For instance, will the issuing entity pay premiums to the counterparty? What happens when a credit event occurs?

Signatures

9. We note your response to prior comment 27. However, it is not clear why the officer for Bayview Financial Securities Company is signing rather than Bayview Financial Securities Management Company.
Please revise accordingly and tell us why you have structured the depositor to have only one manager, which is a corporate entity. Also, please add disclosure about Bayview Financial Securities Company in an appropriate place in the prospectus. Refer to Items 1100(d)(1)
and 1106(a) of Regulation AB.

Closing

	If you have any questions regarding these comments, you may contact Hanna Teshome at (202) 551-3315. If you need further assistance, you may contact me at (202) 551-3348.


								Sincerely,


								Jennifer G. Williams
								Special Counsel


cc:	via Facsimile
	Edward E. Gainor
	McKee Nelson LLP
	(202) 775-8586



Bayview Financial Securities Company, LLC
March 31, 2006
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